UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Sager               Bert
   P.O. Box 43-1495


   South Miami, FL  33243
2. Issuer Name and Ticker or Trading Symbol
   Artesyn Technologies, Inc. (ATSN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/00
5. If Amendment, Date of Original (Month/Year)
   12/05/00
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Outside Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     57,985         D  Direct
Common Stock                                  11/27/00    S        20,000        D  $40.9030     183,860        I  by Partnership
Common Stock                                  05/25/00    G    V   26,388        D                              I  by Spouse (1)
Common Stock                                  05/31/00    G    V   1,600         D               2,080          I  by Spouse (1)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $2.4375                                                                                 04/27/03
(right to buy)
Non-Qualified Stock Option     $2.6250                                                                                 04/30/01
(right to buy)
Non-Qualified Stock Option     $2.7500                                                                                 04/28/04
(right to buy)
Non-Qualified Stock Option     $3.2500                                                                                 04/29/02
(right to buy)
Non-Qualified Stock Option     $4.8750                                                                    04/27/96     04/27/05
(right to buy)
Non-Qualified Stock Option     $16.0000                                                                                05/02/06
(right to buy)
Non-Qualified Stock Option     $18.0000                                                                                05/08/07
(right to buy)
Non-Qualified Stock Option     $18.2500                                                                                05/06/09
(right to buy)
Non-Qualified Stock Option     $21.2500                                                                                05/06/08
(right to buy)
Non-Qualified Stock Option     $23.8125        05/04/00       A     V   10,000                                         05/04/10
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option     05/04/00  Common Stock                   10,000                    10,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
These shares are held directly by spouse, Marilyn Sager as Trustee, and as such Mr. Sager disclaims all direct beneficial ownership to these shares.

SIGNATURE OF REPORTING PERSON
/S/ By: Giselle Hurwitz
    For: Bert Sager
DATE